PC-EPHONE, INC.

                            5375 Mira Sorrento Place
                                   Suite 290
                          San Diego, California 92121
                          Telephone No: (858) 550-2020

                         EXECUTION COPY 27th March 2002



Whitelite Communications Limited
Strawhall Industrial Estate
Carlow
Ireland

Process Control (Holdings) Ltd.
Strawhall Industrial Estate
Carlow
Ireland


                             Re: Heads of Agreement

Gentlemen:

     We have been discussing the establishment of a Joint Venture Corporation, to be a Delaware Corporation, to be named Whitelite Communications Inc. ("WCI") the shareholding of which will be held by PC-EPhone Inc., a Nevada Corporation, ("PCPH") and Process Control (Holdings) Limited an Irish Private Limited Company, ("PHL") in the proportions set out hereinafter. We understand that the parties intend this transaction to be on the general Terms and Conditions set forth below (the "Proposed Transaction").

1.   Goals of the Parties.

The parties intend to establish a Joint Venture Corporation known as Whitelite Communications Inc. (hereinafter "WCI") with the purpose of becoming a Global Wireless Convergent Technology Solutions Provider. The total issued share capital of WCI shall be $10.00 divided into 1,000 shares of Common Stock of par value $.01 each.

As a result of the Proposed Transaction, Whitelite Communications Limited ("WCL") an Irish Limited Liability Company and wholly owned subsidiary of PHL will become a wholly owned subsidiary of WCI.

WCL and PCPH intend to work together to become a global wireless convergent technology solutions provider. The parties anticipate that WCL will sell the products and services covered by this Agreement through its distribution channels in Europe, Middle East, Africa and China. The parties anticipate that PCPH will sell the same products through its distribution channels in North and South America, Canada, and Caribbean, as applicable.

2. Closing. Except as modified by the general statements contained hereinabove, the parties intend that the consummation of the Proposed Transaction (the "Closing") will occur no later than 45 days from the date of the Heads of Agreement (the "Closing Date"). If the Closing does not occur by the Closing Date it shall be a matter for WCL at its sole discretion to extend the time within which the transaction is to close. If the transaction does not close on the Closing Date or such extended time as WCL shall decide then WCL or PHL, as applicable, shall be entitled to review its obligation to finance PCPH under Section 5 and decide to what extent (if any) and for how so long it intends to continue such funding. If the Agreement (defined below) is never executed or the Proposed Transaction is not consummated or this Heads of Agreement is terminated pursuant to its terms prior to the execution of the Agreement (defined below), PCPH agrees to repay WCL or PHL, as applicable, the funds advanced by PHL or WCL pursuant to Section 5 as hereinafter provided. The final terms and conditions of the Proposed Transaction will be set forth in a written formal agreement (the "Agreement") to be executed by the parties.

3. Disbursement of Interim Funds. Notwithstanding anything to the contrary contained herein, prior to the disbursement to PCPH by WCL and/or PHL of the Interim Financing a Credit Agreement, Security Agreement, Convertible Term Note and Pledge Agreement shall be completed between the parties substantially as per the drafts attached hereto, but always on terms acceptable to PHL in its absolute discretion.

4.   Description of Proposed Transaction.

     4.1 The issued share capital of WCI will be owned 85% by PHL and as to 15% by PCPH.

     4.2 The business of WCI shall be conducted in accordance with a business plan (the "Business Plan") the principal features of which are set out in Exhibit A attached hereto.

     4.3 In consideration of its shareholding in WCI, PHL shall transfer to WCI the entire of its Shareholding in WCL on the Closing Date.

     4.4 In consideration of its shareholding in WCI, PCPH shall use its good offices to procure for WCI the Distribution Rights for Europe, the Middle East, Africa and China of the products produced by Cyberbank Corporation a Korean Corporation (hereinafter "Cyberbank") Seoul Systems Co. Ltd., a Korean Corporation (hereinafter "SSC") and Wicom Networks Corporation, a British Columbia Corporation (hereinafter "Wicom") as per the product list set out in Exhibit B attached hereto. Conditional upon agreements in principle being available from Cyberbank SSC and Wicom in relation to the above, the disbursement of Interim Funds to PCPH as provided for in paragraph 3 of this Agreement shall commence on the signing hereof.

     4.5 PHL shall have the right at its option at any time prior to the date that is six (6) months after the Closing Date to convert all, but not less than all, of its 85% shareholding in WCI into common stock in PCPH. Subject to
Section 4.6 below, conversion shall be on the basis that PHL shall acquire 65% of the total shareholding then issued in PCPH (including and after giving effect to the converted stock issued to PHL) on a fully diluted and as if converted basis. PCPH confirms that, as of the date hereof, there are

16,672,039 shares of issued and outstanding common stock of PCPH, on a fully diluted and as if converted basis (without giving effect to approximately $550,000 of subordinated convertible debentures issued to various investors, or certain subordinated convertible debentures issued to Cyberbank pursuant to a Subscription Agreement dated September 28, 2001). For illustration, if at the time of conversion there are 17,000,000 shares of PCPH outstanding on a fully-diluted and as-if-converted basis, PHL would receive 31,571,429 shares upon conversion.

     4.6 Except (a) for the purpose of repaying to PHL/WCL any money lent by them to PCPH, or (b) with the agreement of PHL, or (c) with respect to the exercise or conversion of convertible securities issued and outstanding as of the date hereof, PCPH shall not issue new Shares to a third party at any time prior to the earlier of (i) the date of conversion as contemplated by Section
4.5 above, and (ii) the date the option expires as provided in Section 4.5 above. In the event that PCPH issues such Shares in accordance with Clauses (a) or (c) above, in no event shall such newly-issued shares dilute PHL's 65% shareholding in PCPH upon conversion.

     4.7 If, on or before the Conversion Date either of PHL or PCPH (a) shall make an assignment for the benefit of creditors, file a petition in bankruptcy, be adjudicated insolvent or bankrupt, petition to any court for a receiver or trustee for it or any substantial part of its property, commence any proceeding relating to the arrangement, readjustment, reorganization or liquidation under any bankruptcy or similar laws, or (b) there is commenced against such party any such proceedings which remain undismissed for a period of ninety (90) days, or (c) such party by any act indicates its consent or acquiescence in any such proceeding or the appointment of any such trustee or receiver, then, in such circumstances, the party not subject to any of the foregoing circumstances shall be entitled to acquire from the defaulting party its shareholding in WCI at its then current fair market value. In the event that PHL or any of its affiliates shall acquire PCPH's holdings in WCI pursuant to this section, then upon consummation of such acquisition (including, if applicable, after receipt of all required approvals by any court having jurisdiction over PCPH or its assets), then PHL shall extinguish all debts of PCPH then owed under the Credit Agreement.

5.   Funding of PCPH.

     5.1 Subject to execution of a mutually agreeable Credit Agreement and ancillary documents as contemplated by Paragraph 3 above, during the period commencing on the date of this Heads of Agreement and ending on the Closing Date, unless this Heads of Agreement shall be earlier terminated in accordance with its terms, WCL or PHL shall fund PCPH in the amount of US $160,000 per month. PCPH agrees to apply such funds in the manner set forth in the "Use of Proceeds" attached as Exhibit C hereto and incorporated herein, as such exhibit may be amended by PCPH from time to time with the consent of WCL and PHL. During this period only and except as otherwise set forth in Exhibit C, PCPH undertakes not to incur any individual item of liability in excess of $10,000 or to enter into any agreement with any third party or related party or to change the compensation or employment rights of any employee or to dispose of any asset, make any press statement, issue any dividend, enter into any joint venture or partnership without the consent of PHL, which consent shall not be unreasonably withheld.

     5.2 Subject to execution of a mutually agreeable Credit Agreement and ancillary documents as contemplated by Paragraph 3 above, during the period commencing immediately after the Closing Date and ending on the date that is 45 days after the Closing Date (the "Bridge Financing Period"), WCL or PHL shall fund PCPH upon terms and conditions acceptable to WCL, PHL and PCPH, as such terms and conditions are more fully described in the Agreement and Credit Agreement and related documents. WCL or PHL will not be obligated to finance PCPH pursuant to this Section 5.2 if the Proposed Transaction is not consummated.

6. Post-Closing Events. After the Closing, the parties understand and acknowledge that:

     6.1 David Meltzer shall continue as President of PCPH. However the parties (to include Mr. Meltzer) acknowledge that the Corporate Structure of the enlarged group and the remuneration of its Senior Executives will be a matter to be agreed by the parties hereto prior to the execution of the Agreement.

     6.2 The Definitive Agreement shall provide that PHL or its permitted Transferees shall be entitled to unlimited demand and piggy back registration rights.

     6.3 After the Bridge Financing Period, the parties intend to arrange for or otherwise obtain financing sufficient to fund the combined Business Plan for WCI/PCPH (or such amendment to the Business Plan as the parties may agree).

7. Warranties. Each of WCL, PHL and PCPH will warrant that all information disclosed as part of the due diligence exercise associated with the Proposed Transaction is true and accurate to the best of their knowledge and belief.

8. Approval of Stockholders and Directors and Appraisal Rights. This Heads of Agreement has been entered into on the presumption that the proposed transaction requires only the approval of the Boards of Directors of PCPH, WCL and PHL. Should the approval of the shareholders of PCPH or any other regulatory approval be ultimately required which would cause a delay not anticipated by the timing specified in this Agreement (including, without limitation, any pre Closing file with, or any review, approval or consent by, the Securities and Exchange Commission or the NASD) then WCL shall be entitled (entirely at its sole option) to withdraw from the Proposed Transaction.

9. Finder's Fee. PCPH, on the one hand, and WCL and PHL, on the other hand, each represents and warrants to the other that no agent or broker was authorized and instrumental in negotiating the transaction contemplated herein.

10. Board of Directors - Transaction. On the Conversion Date, PCPH's Board of Directors will consist of up to 7 members, which will include David Meltzer. PHL will be entitled to appoint 4 members, one of which will be an independent director as such term is defined in the listing rules and regulations of The NASDAQ Stock Market, Inc. PCPH will be entitled to appoint the remaining 3 members, one of which will initially be David Meltzer and another will be an Independent Director., On the Conversion Date PCPH will obtain directors and officers liability insurance, in a form and with coverage limits reasonably acceptable to PCPH and PHL.

11. Standstill Agreement. During the period from the date of this Heads of Agreement until the date on which the aforementioned formal agreements between WCI of the one part and Cyberbank, SSC and Wicom respectively of the other part are in place (the "Standstill Period"), unless negotiations between the parties have been terminated in writing, WCL and PCPH will not and will cause its representatives not to, directly or indirectly, solicit, initiate, or encourage the initiation of inquiries or proposals from, provide any information to or participate in any discussions or negotiations with, any other person, entity or group concerning any sale of substantially all of the assets or stock (including any option or other right to purchase all or substantially all of the assets or stock) of PCPH and/or WCL, or any merger, reorganization, consolidation, exchange or similar transaction involving PCPH and/or WCL, or the creation of any other right or interest in favor of any other person, entity or group that would conflict with the transactions described herein. Notwithstanding any of the foregoing, the Standstill Period shall terminate on the date that either party notifies the other in writing of its intention to terminate the Proposed Transaction prior to the Closing. Nothing in this clause shall prevent PCPH entering into preliminary negotiations to secure funding for PCPH in anticipation of the eventuality that the proposed transaction shall fail to be completed . Notwithstanding anything contained in this Heads of Agreement either party hereto shall be entitled at its sole discretion, without cause, to terminate these Heads of Agreement by notice in writing to the other party.

12. Lau Agreement. Upon execution of this Heads of Agreement, PCPH will deliver to WCL or PHL a letter from Carlos Lau confirming his agreement, on his own behalf, and on behalf of all stockholders whose interests are directly or indirectly controlled by Mr. Lau; to cooperate with the parties in consummating the Proposed Transaction.

13.  [Intentionally omitted]

14. Definitive Agreement. All of the terms and conditions concerning the Proposed Transaction will be stated in the Agreement and other appropriate documents necessary to carry out its terms, which will be subject to the approval of the parties, acting on the advice of counsel, and will contain the terms described in this Heads of Agreement, as well as such other terms, covenants, representations, warranties and conditions as are usual and customary in transactions of this type. PCPH warrants that as of the date of this Heads of Agreement, the total options to purchase common stock of PCPH does not exceed 1,370,000 of common stock.

15. Present Agreements. Anything else in this Heads of Agreement to the contrary notwithstanding, the parties hereto hereby agree as follows:

     15.1 All confidential financial or business information (except publicly available or freely usable material otherwise obtained from another source) respecting any party will be used solely by the other parties in connection with the within transactions, be revealed only to employees or contractors of such other party who are necessary to the conduct of such transaction, and be otherwise held in strict confidence.

     15.2 PCPH shall be entitled to make a full investigation of the business of WCL until the Closing of all Proposed Transactions contemplated by this Heads of Agreement.

     15.3 PHL and WCL shall be entitled to make a full investigation of the business of PCPH until the Closing of all Proposed Transactions contemplated by this Heads of Agreement.

     15.4 Except as otherwise set forth in this Heads of Agreement, each party shall bear its own legal, accounting and other fees and expenses incurred in connection with the within transactions, whether or not an Agreement is executed or the Closing of the Proposed Transaction contemplated by this Heads of Agreement occurs.

     15.5 Except for the provisions set forth in Sections 5, 9, 11, 15.1, 15.4,
15.5 and 15.6, this Heads of Agreement is an expression of intent only and the statements of intent or understanding contained herein shall not be deemed to constitute any offer, acceptance or legally binding agreement, and such statements do not create any rights or obligations for or on the part of any party to this Heads of Agreement.

     15.6 Upon the execution of this Heads of Agreement, the parties shall not issue press releases or other public information relating to this Heads of Agreement without the prior written consent of each of the parties, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, the parties agree that, where required by applicable law (as determined in the reasonable judgment of the releasing party), and solely to the extent required by such applicable law, each party shall be permitted to issue such press releases or other public statements. Each party agrees to use reasonable efforts to consult with the other prior to issuing such legally-required releases and statements.


                       [Signatures on the following page]

If the foregoing evidences our mutual intent, please so indicate by signing and returning the enclosed copy of this Heads of Agreement.



                                       Very truly yours,

                                       PC-EPHONE, INC.

                                       By:
                                          ---------------------------
                                          David Meltzer, Chief Executive Officer


Accepted as of the date
first written above:

                                       WHITELITE COMMUNICATIONS LIMITED


                                       By:
                                          ---------------------------
                                          Name:
                                          Title:



                                       PROCESS CONTROL (HOLDINGS) LTD.


                                       By:
                                          ---------------------------
                                          Name:
                                          Title:

                                   EXHIBIT A
                                 BUSINESS PLAN

                                   EXHIBIT B

                                  PRODUCT LIST

                                   EXHIBIT C
                                USE OF PROCEEDS
                                [See attachment]